 1-A POS LIVE 0001767876 XXXXXXXX 024-10951 Otis Gallery LLC DE 2018 0001767876 7389 37-1921598 0 0 335 Madison Ave, 16th Floor New York NY 10017 201-479-4408 Michael Karnjanaprakorn Other 10175.00 0.00 216719.00 0.00 1467885.00 1011897.00 0.00 1011897.00 455988.00 1467885.00 0.00 0.00 0.00 -12231.00 0.00 0.00 Artesian CPA, LLC NONE 0 000000000 NONE NONE 0 000000000 NONE N/A 0 000000000 N/A true true Tier2 Audited Equity (common or preferred stock) Y Y N Y Y N 195020 37573 17.7274 3457200.00 0.00 0.00 0.00 3457200.00 Artesian CPA, LLC 10000.00 Bevilacqua PLLC 50000.00 North Capital Private Securities Corporation 44036.00 Bevilacqua PLLC 17000.00 154559 3336164.00 true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 Otis Gallery LLC Series Drop 008 200 0 $8,000, computed from 200 interests at $40 per interest based on the value of the underlying asset acquired Otis Gallery LLC Series Gallery Drop 011 200 0 $5,000, computed from 200 interests at $25 per interest based on the value of the underlying asset acquired Section 4(a)(2) of the Securities Act: private placements in connection with acquisition of underlying assets